HARLEY-DAVIDSON, INC.
3700 WEST JUNEAU AVENUE
MILWAUKEE, WISCONSIN 53208

August 24, 2009
Ms. Linda Cvrkel
Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549

RE:	Harley-Davidson, Inc. Form 10-K for the year ended December 31, 2008 Schedule 14A 8-K/A filed on July 16, 2009 File No. 001-09183

Dear Ms. Cvrkel,

This letter sets forth the responses of Harley-Davidson, Inc. (the “Company”) to the letter of the Securities and Exchange Commission (the “Staff”) dated August 12, 2009, with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2008 (the “Form 10-K”), the Company’s proxy statement filed on Schedule 14A on April 3, 2009 (“Schedule 14A” or “proxy statement”) and the Company’s Current Report on Form 8-K/A filed on July 16, 2009. To facilitate your review, our responses below include the Staff’s original comments and have been ordered using numbers that correspond with the order set forth in the Staff’s letter.

Form 8-K/A filed on July 16, 2009

Exhibit 99.1

1.	We note your disclosure that your earnings were affected by a one-time reclassification of finance receivables from held-for-sale to held-for-investment and the related $72.7 million provision to establish the related initial credit loss allowance. In light of the accounting model for loans held-for-sale under SOP 01-6 (lower of cost or fair value) versus the accounting model for loans held-for-investment receivables (incurred loss model with a related allowance for finance credit losses recorded) it is unclear to us what is meant by the establishment of the “initial credit loss allowance.” Furthermore, given the different accounting models (fair value, which would consider expected credit losses versus incurred loss model), it is unclear why credit losses would be so much higher upon the reclassification. Please clarify your disclosure, and confirm that you had been recording the finance receivables at the lower of cost or market prior to the reclassification. As part of your response, please tell us the par amount of the finance receivables transferred to held-for-investment and tell us the valuation allowance recorded on the receivables prior to the reclassification and recording of the additional credit losses. Finally, please fully explain why the carrying amount of the respective finance receivables prior to reclassification was less than fair value, specifically addressing why the 18% discount rate used in your fair value cash flow model on 6/28/09 did not lead to a LOCOM value of less than 100% of your cost basis.

Company response:

As you noted, during the second quarter of 2009 we reclassified approximately $3.1 billion of finance receivables from held-for-sale to held-for-investment and recorded a $72.7 million provision to establish the “initial credit loss allowance” on the reclassified finance receivables. Prior to the reclassification we confirm that the finance receivables held-for-sale were carried at the lower of cost or fair value. For example, as of December 31, 2008 and March 28, 2009, we carried valuation allowances of $31.7 million and $23.9 million respectively to reduce the cost basis of finance receivables held-for-sale to fair value.

The principal amount (par value) and valuation allowance related to the finance receivable held-for-sale that we reclassified during the second quarter of 2009, just prior to each of the two dates of reclassification, were as follows:

In millions	05/12/09	06/28/09
Principal	$641.0	$2,445.7
Valuation allowance required to adjust to fair value if lower	(5.9)	--

Lower of cost or fair value	$635.1	$2,445.7

As described above, as a result of the reclassification we recorded a $72.7 million provision to establish an allowance for credit losses representing our estimate of incurred losses existing in the portfolio of receivables at the date of reclassification. We chose to describe this as the “initial credit loss allowance” because the amounts were previously valued at the lower of cost or fair value. It was our intention to distinguish the “credit loss allowance” required under the held-for-investment accounting model from the LOCOM valuation allowance required under the held-for-sale accounting model which had been previously disclosed.

The accounting rules related to the valuation of finance receivables held for investment (cost less an allowance for incurred losses) typically result in a net carrying value that is less than the original cost or principal. However, the accounting model related to the valuation of finance receivables held for sale (lower of cost or fair value) may or may not result in a net carrying value that is less than cost depending on the fair value of the receivables which factors in not just future losses, but also future income related to the receivables.

In order to determine the fair value of our held for sale receivables, we utilized a securitization transaction model, as the securitization market was the intended market for the sale of our receivables. The securitization model provides an estimate of fair value by modeling the value that would be received by the Company if the receivables were securitized. This includes an estimate of cash proceeds (net of transaction costs and required cash reserves) that the Company would receive at the close of the securitization transaction plus the discounted value of any future net residual cash flows over the life of the securitized receivables. The future residual cash flows represent the Company’s retained interest in the securitized receivables and generally include:

•	Future expected cash inflows related to the interest and principal payments due from the Company’s retail customers (adjusted to reflect estimated losses and prepayments) and residual cash reserve balances

Less

•	Future expected cash outflows related to the interest and principal payments that would be paid to the investors purchasing the asset-backed securities issued in the securitization based on an assumed return that would be required by investors (i.e., “cost of funds”)

The primary reason that no valuation loss allowance was required at 6/28/2009, compared to the valuation allowances required at earlier dates, was the more favorable cost of funds assumption. The cost of funds assumptions in March and June reflect a drop in the relevant benchmark interest rates (i.e., Libor and U.S. Treasury rates) and lower credit spreads as a result of the improvement in securitization market conditions during the first half of 2009. As a result, the positive impact of a lower cost of funds assumption more than offset the negative impact of a slightly higher loss assumption as compared to 12/31/08. In addition, the weighted average percentage rate (APR) we charged customers remained relatively constant and was approximately 12.5% on outstanding finance receivables held for sale during the first half of 2009.

The following table includes a summary of the key assumptions used as of the end of our last three fiscal quarters to determine the fair value of our finance receivables held for sale:

	12/31/08	3/29/09	6/28/09
Cumulative lifetime credit losses	5.34%	6.0%	6.0%
Prepayment speed	1.48%	1.48%	1.48%
Annual weighted avg. cost of funds	6.03%	5.30%	4.10%
Discount rate on retained interests	18.0%	18.0%	18.0%

Cumulative lifetime credit loss assumption – The cumulative loss assumption is based upon our review of the historical performance of our finance receivables and forward looking expectations that take into consideration economic data such as unemployment.

Prepayment speed assumption – The prepayment speed assumption is the expectation of the prepayment speed for our finance receivables based upon the historical prepayment performance of our receivables and is consistent with prepayment assumptions required by the Term Asset-Backed Securities Loan Facility, or “TALF”, established by the Federal Reserve Bank of New York.

Annual weighted average cost of funds assumption – The annual weighted average cost of funds assumption is based on the interest rates that we believe investors would require for each class of asset-backed securities offered in a securitization transaction. In our model we assumed four “A” classes and three subordinated classes. The higher classes have stronger credit ratings and carry a lower interest rate than the lower classes. The cost of funds assumptions are determined based on our review of the securitization market. This includes obtaining credit spread estimates from underwriters familiar with the Harley-Davidson Motorcycle Trust program and by reviewing pricing of other securitization transactions in the market place, including previous transactions by the Harley-Davidson Motorcycle Trust.

Discount rate assumption on retained interests — The discount rate assumption was most recently determined on 6/28/09, and at that time, we prepared three analyses:

1.	Capital Asset Pricing Model
2.	Bond Premium Model
3.	Analysis which extrapolates unrated retained interest discount rates utilizing rated bond pricing

We reviewed the three analyses and developed a discount rate range between 13% and 19%. Given the continuing volatility in the market, we determined that a discount rate assumption of 18% was appropriate. As noted above, the use of the 18% discount rate is limited to discounting the future residual cash flows or retained interest in the securitization model.

In summary, the improving conditions in the securitization market during 2009 have resulted in an increase in the fair value of our finance receivables. As a result of that improvement, at the end of June the fair value of our finance receivables held-for-sale was greater than cost resulting in a carrying value that was equal to cost. Our reclassification of these receivables to held-for-investment at that time required that we follow a new accounting model resulting in the establishment of an allowance for losses incurred and a carrying value that was less than cost.

Schedule 14 A

Use of Consultants and other Advisors, page 47

2.	We note your response to prior comment 4, confirming your use of the survey data for benchmarking purposes. As previously requested, the companies in those surveys should be disclosed. Note that some other registrants are including long lists of companies in an appendix to the proxy statement. Accordingly, please confirm that you will list all companies against which you benchmark in future filings. Refer to Compliance and Disclosure Interpretation 118.05 to Regulation S-K.

Company response:

In accordance with the guidance that the Staff provided in Compliance and Disclosure Interpretation 118.05 to Reg. S-K, we confirm that we will identify in future filings all companies comprising a database if we use the database as a reference point on which to base, justify or provide a framework for a compensation decision.  We will not identify those companies in a situation in which we review or consider the database for a more general purpose, such as to obtain a general understanding of current compensation practices.

Corporate STIP and Motor Company STIP, page 51

3.	We note your use of the non-GAAP measure EBIT but are unable to locate neither the comparable GAAP measure nearby nor an explanation of why you choose to use the non-GAAP measure instead of the GAAP measure. Please confirm that you will provide both the comparable number and the explanation in the future.

Company response:

We confirm that in future filings we will provide both the comparable GAAP measure and an explanation of why we chose to use the non-GAAP measure instead of the GAAP measure.

The Company acknowledges as follows: it is responsible for the adequacy and accuracy of the disclosure in the Annual Report on Form 10-K for the year ended December 31, 2008, the Company’s proxy statement filed on Schedule 14A on April 3, 2009 and the Company’s Current Report on Form 8-K/A filed July 16, 2009; Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the Annual Report on Form 10-K for the year ended December 31, 2008, the Company’s proxy statement filed on Schedule 14A on April 3, 2009 and the the Company’s Current Report on Form 8-K/A filed July 16, 2009; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions or comments regarding the foregoing responses to the undersigned at (414) 343-4101.

Very truly yours,

/s/ John A. Olin
John A. Olin
Interim Chief Financial Officer, Harley-Davidson, Inc.
Vice President and Controller, Harley-Davidson Motor Company